March 10, 2017

Mr. Kevin J. Kuhar,

Accounting Branch Chief

Securities and Exchange Commission

Office of Electronics and Machinery

Washington, D.C. 20549

Re:	Lakeland Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 21, 2016
Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 31, 2016
Filed February 17, 2017
File No. 000-15535

Dear Mr. Kuhar:

The following is our response to the comment of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 2, 2017 (the “Comment Letter”) with respect to the referenced filing by Lakeland Industries, Inc. (the “Company”). The response set forth herein is numbered to correspond to the numerical paragraph in the Comment Letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 31, 2016

Report of Independent Registered Public Accounting Firm

1.	We note that you amended your Form 10-K to only include the unqualified opinion of Mazars Auditores Independentes and to have Shanghai MAZARS Certified Public Accountants revise their reports to include the location where issued. Rule 12B-15 under the Securities Exchange Act of 1934 requires amendments filed to include the complete text of each Item as amended. Please amend your filing to include the entire text of Item 8, including your financial statements as of and for the fiscal years ended January 31, 2016 and January 31, 2015 with the correctly issued audit opinions, along with currently dated certifications and consents.

1.	Response

The Company is concurrently addressing this comment by filing an Amendment No. 2 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended January 31, 2016.

If you have any questions, or if we can be of assistance with respect to the foregoing, please do not hesitate to contact me at (256) 350-3873.

Very truly yours,

/s/ Teri W. Hunt
Teri W. Hunt
Chief Financial Officer